Exhibit 99.1

Xstrata Copper, Goldcorp and Yamana Finalize Four-year Option Agreement on Agua Rica

(All amounts in United States dollars unless otherwise specified)

TORONTO, Sept. 1, 2011 /CNW/ - Xstrata Copper, Goldcorp Inc. ("Goldcorp") and Yamana Gold Inc. ("Yamana") announced today that they have reached a definitive agreement providing Minera Alumbrera Limited Sucursal Argentina ("Minera Alumbrera") the exclusive option to acquire Yamana's 100% interest in the Agua Rica project. Agua Rica is a feasibility stage project in the province of Catamarca, Argentina, located approximately 35 kilometres from the currently operating Alumbrera mine.

Minera Alumbrera is a joint venture operation between Xstrata Copper (manager and 50% owner), Goldcorp (37.5% owner) and Yamana (12.5% owner) that currently operates the Alumbrera mine. Under the terms of the agreement, Minera Alumbrera holds an exclusive four-year option to acquire Yamana's interest in the Agua Rica project for cumulative payments made by Goldcorp and Xstrata Copper of $110 million. During the option period Minera Alumbrera will manage the Agua Rica project and fund a feasibility study and all development costs. The respective ownership interests in Minera Alumbrera would remain unchanged and apply to the Agua Rica project.

The formal documentation includes the Feasibility Services Agreement under which Minera Alumbrera took control of Agua Rica as of August 31, 2011. In addition, the shareholder and management agreements for Minera Alumbrera were amended to facilitate the potential integration of the combined projects. As required, Goldcorp and Xstrata Copper have made a payment of $20 million to Yamana on execution of the definitive agreements, in addition to the $10 million paid previously.

Minera Alumbrera can elect to exercise the option at any time during the four-year period.  Upon approval to proceed, Yamana would receive $150 million and a further $50 million on commencement of commercial production in addition to the remaining option payments of $80 million, all as previously disclosed. Yamana would also retain the right to a deferred payment related to 65% of the payable gold production from Agua Rica to a maximum of 2.3 million ounces.

An independent feasibility study has now commenced under the direction of Xstrata Copper, as the manager of Minera Alumbrera. Fluor Canada Ltd. ("Fluor") has been retained to conduct the study which is expected to be complete in early 2013.  At the same time, Minera Alumbrera will work with stakeholders, including Yacimientos Mineros de Agua de Dionisio to assess the optimum potential development of Agua Rica and complete Environmental Impact Studies.  Subject to a positive feasibility study, the option being exercised, and all necessary corporate and government approvals, a construction decision is expected to follow with construction potentially starting in 2013.

Notes to editors

About Minera Alumbrera

Minera Alumbrera is a joint venture operation between Xstrata Copper (manager and 50% owner), Goldcorp (37.5% owner) and Yamana (12.5% owner).  Minera Alumbrera has the right to mine the Bajo de la Alumbrera copper-gold deposit, located in Catamarca province in northwest Argentina, by agreement with Yacimientos Mineros de Agua de Dionisio (YMAD) which has the title to the deposit. YMAD is formed by the government of Catamarca province and the National Tucuman University and is entitled to 20% of Minera Alumbrera's net proceeds. In 2010, Minera Alumbrera produced 140,000 tonnes of copper in concentrate and 405,000 ounces of gold in concentrate and gold dore.

About Agua Rica

Agua Rica is a large-scale copper and gold deposit located approximately 35 kilometres from Alumbrera mine in north-west Argentina's Catamarca province.  The optimum production profile will be confirmed through the feasibility study but Minera Alumbrera's analysis to date indicate that Agua Rica has the potential to produce approximately 250,000 tonnes of copper and 140,000 ounces of gold per annum for the first five years and an annual average of 150,000 tonnes of copper and 130,000 ounces of gold, together with associated molybdenum production, over a 26-year mine life.

About Xstrata Copper

Xstrata Copper is the fourth largest global copper producer with attributable mined production in 2010 of 913,500 tonnes of copper in cathodes and concentrates. The company is also one of the world's largest producers of smelter and refined copper, including from third party materials.

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its mining and metallurgical operations and development projects span eight countries: Argentina, Australia, Canada, Chile, Peru, the Philippines, Papua New Guinea and the USA. Its operations and projects are administered through a regional divisional management structure, which ensures that critical decisions are taken close to the related businesses. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia

About Goldcorp

Goldcorp is one of the world's fastest growing senior gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This news release contains "forward-looking statements" within the meaning of the applicable securities legislation.  Except for statements of fact relating to Yamana, Goldcorp and Xstrata, information contained herein constitutes forward-looking statements, including any information as to the potential exercise of the option, activities during the option period and each company's strategy or plans.  Forward-looking statements are characterized by words such as "expect", "target", and other similar words, or statements that certain events or conditions "will" occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the each company's expectations in connection with the project.  Although each company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as future events could differ materially from those anticipated in such statements.  Each company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements.

For further information:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations Yamana Gold Inc. (416) 945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com	Emily Russell Manager Global Communications Xstrata Copper Telephone +562 478 2204 Mobile + 569 9443 3571 Email: erussell@xstratacopper.com

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001 E-mail: info@goldcorp.com

CO: Goldcorp Inc.

CNW 02:00e 01-SEP-11